EXHIBIT 10.149

             CASINO LEASE AND OPERATING MANAGEMENT CONTRACT BETWEEN
           SOCIETE' D' ANIMATION ET DE LOISIRS TOURISTIQUES (S.A.L.T.)
                          AND CLEOPATRA PALACE LIMITED

                           CASINO LEASE AND OPERATING

                               MANAGEMENT CONTRACT


                 Societe d' Animation et de Loisirs Touristiques
                                   (S.A.L.T.)

                                     "OWNER"




                            CLEOPATRA PALACE LIMITED


                                    "LESSEE"

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THIS DOCUMENT WITNESSETH,

ON THE ONE HAND, SOCIETE D' ANIMATION ET DE LOISIRS TOURISTIQUES (S.A.L.T.), S.A. represented by Mr. Ibrahim A. KARAWI, acting as the chairman of the board of directors, domiciled in Tunis, Residence du Lac - Bloc B - App. B 32, Les Berges du Lac - Tunis hereinafter called "The Owner"


ON THE OTHER HAND, CLEOPATRA PALACE LIMITED, Dublin, Ireland, represented by its General Manager Mr. Gabriel TABARANI hereinafter called "The Lessee"

AND NONA MORELLI'S II, INC., Guarantor, represented by Mr. Fred G. LUKE.

WHEREAS, Owner is the present owner of (1) casino, showroom, now under construction (the Casino area) as more fully described in Exhibit A which is incorporated by reference, and


WHEREAS, Societe Touristique Tunisie Golfe (S.T.T.G.) S.A. represented by Mr. Ahmed AL IBRAHIM, acting as chairman of the board of Directors, domiciled in Tunis, Rue Ibn Aljazzar No 8, Tunisia, is the owner of a hotel of six hundred and thirty (630) beds, two (2) tennis courts, a shopping center, two hundred and fifty (250) apartments, convention facilities and entertainment, sport and health center area mentioned above and as more fully described in exhibit B which is incorporated by reference.

WHEREAS, Owner presently has an agreement in principal which will allow it to obtain a governmental licence or permit which legally authorizes it to operate and maintain a gaming casino with slot machines, table games and video machines in Tunisia (the "Gambling License") subject to compliance by Lessor and by Lessee with all applicable Tunisian laws and regulations; and

WHEREAS, the parties hereto desire to enter into this Lease for the casino on which Lessee shall operate (The "Casino") with the particular location of the casino (the "Casino area") being more fully described in Exhibit A.

NOW THEREFORE, in consideration of the covenants and conditions here in to be kept and performed by the parties hereto, and other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the following shall be, and hereby is understood and agreed:

ARTICLE 1 : Lease. Owner does hereby lease the casino and casino area to Lessee for a fixed rental of three million dollars US ($ 3,000,000) per annum, payable quarterly in arrears ("Rent")

ARTICLE 2 : Operation. Lessee shall manage the Casino by and through experienced operators, reasonably acceptable to Owner. Lessee shall have full and complete control of the operation of the casino, subject only to the terms and conditions of this agreement.

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ARTICLE 3 : License.  The Lessee  shall  obtain the  Gambling  License  from the
Tunisian Authority. Owner shall provide the necessary assistance to Lessee to obtain and maintain the gambling License for and during the entire term of this Agreement, and Owner hereby authorizes the Lessee to operate the casino during the term of this Agreement in accordance with the provisions of the Gambling License, the laws of Tunisia, and the continuation of this Agreement and Lessee's and Lessor's obligations hereunder are subject to Lessee obtaining and maintaining in effect, the Gambling license.

ARTICLE 4 : Compliance. Lessee shall comply with the laws of Tunisia to operate the casino under the Gambling License in accordance with the terms of this Agreement.

ARTICLE 5 : Term. This Agreement is considered to have come into force immediately upon signature by the parties. The initial term of this Agreement shall be twenty (20) years, commencing on the date (1st January 1995), shall expire on the last day of the twentieth year, (The "Initial Term"). Three months before the expiry of the initial period, the Owner and the Lessee may inform each other of their intention, either to prorogate the lease or to terminate it. If no such notice is served, the present Agreement shall be renewed for a ten year option period.

Subject to the Licensing provisions referenced below, this Agreement shall be automatically renewed for two (2) successive five (5) year terms, unless same is terminated by Lessee upon written notice to owner ninety (90) days in advance of the expiration of the initial term, or any of the additional five (5) year term. In the event the casino area is not ready for occupancy by (1st of July 1996) Lessee may terminate this agreement and receive a return of the full Deposit made by him to the owner plus interest at seven and one half percent (7 1/2 %) per annum, or if premises are not ready at the said date, Lessee is entitled to complete at his expenses and with hold funds from rent until repaid.

ARTICLE 6 : Surrender at Termination. At the expiration of the term of this Agreement, or upon the earlier termination thereof, Lessee shall surrender and return the casino and casino area in the condition thereof existing at the commencement of the term, ordinary wear and tear, and damage by fire or other casualty, excepted. Provided, Lessee shall be entitled to retain all of its furniture, gambling machines, equipment, records, supplies, inventories and other personal property utilized in the operation of the casino. It is understood that anything supplied or paid by the Lessee for the performance of the casino operation shall be his property.

ARTICLE 7 : Operating Capital. Lessee shall provide the appropriate amount of funds to equip and operate the casino during the term of this Agreement, in addition to the Deposit referenced below. The Lessee shall exercise reasonable skill, care and diligence in the performance of his obligations under this Agreement.

ARTICLE 8 : Additional Rent. The Rent shall increase in the third (3rd) year of the commencement of the initial term by Three Hundred Thousand Dollars ($ 300,000.00) per year (which is an additional $ 75,000 per quarter), and shall increase by an additional Three Hundred Thousand Dollars per year ($ 75,000 maximum per quarter) each year thereafter, until the rent reaches a maximum of Five Million One Hundred Thousand Dollars ($ 5,100,000.00) per year, which is One Million Two Hundred Seventy-five Thousand Dollars ($ 1,275,000) per quarter ("Rent Ceiling"). When the Rent Ceiling is reached, there shall be no further or additional rent increases.

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ARTICLE 9 : Books and records.  Lessee shall be responsible  for the maintenance of such records and books of account as may reasonably reflect the operation of the casino and shall preserve such records and books of account during the term of this Agreement and shall permit Owner (or its authorized representatives) and auditors to examine and audit such records and books of account at any and all reasonable times. Lessee shall cause the books and records of Lessee to be audited annually, at Lessee's expense, and shall furnish owner with a copy of the audit, but Owner shall not be required to accept the audit and may audit or examine any of Lessee's books and records, on reasonable notice to Lessee, at Owner's expense.

ARTICLE 10 : Taxes. Lessee agrees to pay all taxes, licenses, charges and fees levied or assessed on Lessee by any governmental authority in connection with/or incident to the performance of this Agreement, Lessee agrees to require the same agreements from any of its subcontractors

Lessee agrees to reimburse Owner on demand for all such taxes, fees licenses and charges which Owner may be required or deem it necessary to pay on account of the agents, employees and representative of Lessee or its assignees. Upon demand, Lessee agrees to furnish Owner with the information required to enable it to make the necessary reports and pay such taxes, fees, licenses and charges.

ARTICLE 11 : Furniture, Furnishings, Fixtures and Equipment

A- Owner shall, at its own expenses, complete and finish out the casino and the casino area, decorated and fixtured, including, but not limited to, carpets and drapes. This includes all costs of roads, adequate parking, access corridors, walkways, landscaping and generally putting the building into such condition that Lessee may commence its business activities. Such costs will not include items specified in (B) below.

B- Lessee shall, at its sole expense, provide all gaming devices and relating equipment necessary for the operation of the casino.

C- It is understood that any gaming devices and related equipment provided by Lessee shall remain the property of the Lessee.

D- Lessee shall, at all times, keep and maintain the inside of the casino area and the furniture, furnishings, fixtures and equipment of the casino in good order and repair, reasonable wear and tear excepted. Owner will allocate the maximum possible parking for the casino, and the parking attendants for casino parking shall be the responsibility of Lessee.

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ARTICLE 12 : Conduct of Business

A- During the term of this Agreement, the casino and Gambling License shall be used solely for the purposes of this Agreement. Lessee shall manage and operate the casino to the best of its ability; and in a proper, efficient and businesslike manner; and to the intent that the ambience of a high class casino shall at all times be maintained. Lessee shall keep the casino open and available for business on all days for the months of January through December (twelve [12] months) not less that eight (8) hours per day, but only during the times when there is sufficient business to justify the operation, except when prevented by force majeure. The phrase "prevented by force majeure", as used in this Agreement, shall be deemed to mean prevented by government regulation, wars or civil strife which might impede travel to and from Tunisia; riots; civil commotion; war; hostilities, invasion, act of foreign enemies, rebellion, revolution, insurrection, and any operation of the forces of nature against which precautions could not reasonably have been expected to have been taken. Rent under this Agreement shall abate so long as casino operations are prevented by force majeure, provided that if the force majeure continues for six (6) months, Lessee may at its convenience terminate its Agreement.

B- Lessee shall employ and train all employees of the casino. All such employees shall be the employees of the Lessee. All employees of the casino shall be neatly and cleanly attired and if any of the casino's employees shall in any way bring discredit upon the country of Tunisia or any city therein, they shall be immediately discharged.

C- Lessee shall comply, and the casino shall be operated so as to comply, with all laws and regulations presently in force or subsequently enacted by Tunisia.

D- Lessee shall operate and provide in the casino all casino facilities and casino services normally operated and provided in casinos of comparable class.

E- Lessee shall be entitled to operate liquor bars within the casino area for the purpose of selling drinks to patrons of the casino as well as dispensing complimentary beverages.

ARTICLE 13 : Relationship of the parties. Nothing herein contained shall be construed as effecting a co-partnership or joint venture between the parties, and it is the express intent of the parties that the relationship between them shall be solely and exclusively that of Landlord and Tenant, under the terms and conditions hereof.

ARTICLE 14 : Hold Harmless. Owner and Lessee shall at times during the term of this agreement defend, indemnify and hold harmless each other from any liability or penalty which may be imposed by reason of act or omission of a third party, and also from all claims, suits or proceedings that may be brought against owner or Lessee with respect to such clause.

ARTICLE 15 : Insurance. During the term of this Agreement, Lessee shall maintain, at Lessee's expense, in a responsible insurance company or companies reasonably satisfactory to owner, personal injury and property liability insurance with coverages of no less than One Million Dollars ($ 1,000,000.00) for personal injury and no less than Five Hundred Thousand Dollars ($ 500,000.00) for property damage, and Owner shall be listed as an additional insured by such policies as workmen's compensation or similar insurance as may be required by applicable laws.

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ARTICLE  16 :  Untenantability  and  Hostilities.  If,  during  the term of this
Agreement, any of the casino are made wholly untenantable by fire or other casualty so that said premises cannot be properly utilized as a casino facility, then Lessee's obligations (including the obligation to pay rent) shall abate during such period, until such time as the operation of the casino may resume. If such condition continues for more than twelve (12) months, then the Lessee may terminate this agreement.

ARTICLE 17 : Right of Inspection. Owner shall have the right to enter upon and/or inspect any part of the casino area at any time and may also inspect any of the gambling equipment, other special equipment, bankrolls, safe, or accounts used and maintained on said casino area at any time; provided, however, such visits or inspections shall be conducted with as little disturbance as possible to the operations of the casino and in the company of a representative of Lessee.

ARTICLE 18 : Assignment. Lessee agrees not to sublease or assign this Agreement or its interest in the casino, and any of its rights and privileges under this Agreement without the written prior consent of Owner which shall not be unreasonably withheld.

ARTICLE 19 : Appearance of Premises. It is expressly understood and agreed that the appearance of the casino and the casino area which have been provided by the owner at its expense, including the placing of signs and the general conduct of the business on the casino area, will have a material effect on the reputation of owner. The owner therefore hereby expressly reserves the right to control and regulate the appearance of the casino and the casino area at all times during the terms of this Agreement, including, but not limited to the regulation of any signs, advertisements or other promotional material used in connection with the operation of the casino. Lessee shall have the right to advertise the casino but the format of the advertising shall be in keeping with the dignity of the casino, and the owner shall not unreasonably withhold its approval of the form of such advertising.

ARTICLE 20 : Entertainment. Lessee shall have the right to decide if any entertainment is needed in the casino; Lessee shall be responsible for the payment of all entertainment in the casino area

ARTICLE 21 : Condition to owner's performance.
As a condition precedent to owner's performance, Lessee will provide evidence that it has at least Six Million Dollars ($ 6,000,000.00) of working capital, and that it is capable of working under this Agreement.

ARTICLE 22 : Default.

         22.1 Default by lessee :
If, at any time during the term of this Agreement, one or more of the following events shall occur, owner may forthwith terminate this Agreement.

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          A. Lessee  shall fail to make any payment due under this  Agreement on or prior to the date upon which it is due, and such failure shall continue for thirty (30) days after written notice;

          B. Lessee shall fail or refuse to fully perform or comply with any other agreement, covenant, or undertaking, which is required by this Agreement to perform or comply with, or shall otherwise violate any provision hereof, and such failure shall continue for thirty (30) days after written consent.

Provided that, if lessee is diligently attempting to cure a non-monetary default but cannot reasonably do so in thirty (30) days, the cure period shall continue as long as reasonably necessary for lessee to cure the non-monetary default, in the exercise of reasonable diligence.

         22.2 Default by owner :
The Lessee may by written notice to the owner terminate this agreement if he considers that the owner is not discharging his obligations under this agreement, stating the reasons therefore. In the event that the owner does not respond to such notice within fifteen (15) days, the Lessee may deem the agreement terminated, or at his convenience the lessee may correct defaults at the Owner's expense and withhold rents until Lessee has been repaid Lessee's costs.

         22.3 Claims for default :
Any claim for damages arising out of default and termination shall be agreed between the Owner and the Lessee or, failing agreement, shall be referred to arbitration in accordance with clause 25 of this agreement.

ARTICLE 23 : Notices. Unless a party hereto shall in written direct otherwise, all notices to be served and rendered if sent by Registered Mail directed to:

OWNER             :        Society d'Animation et de Loisirs Touristiques
                           "S.A.L.T."
                           Residence du Lac Bloc B - Appt. B 32
                           Les Berges du Lac
                           Tunis,   TUNISIA

COPY TO           :

LESSEE            :        Cleopatra Palace Limited
                           c/o Gabriel Tabarani
                           Chartwell House
                           80 Wimbledon Parkside
                           London SW19 5LN,  ENGLAND

Any party may change its address for notice by written notice and such change shall be effective upon actual receipt of same.

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ARTICLE  24 :  Governing  Law.  This  agreement  is  subject  to  and  shall  be interpreted in accordance with the laws of Tunisia.

ARTICLE 25 : Arbitration. Any dispute between Owner and Lessee arising from the execution or interpretation of the provisions of this Agreement, if not settled amicably, shall be settled by an arbitral tribunal consisting of three arbitrators whose award shall be final and enforceable.

Each of the above mentioned parties shall appoint an arbitrator and the two arbitrators, before proceeding to arbitration, shall appoint a Chairman who shall be the Chairman of the arbitral tribunal. If the two arbitrators as mentioned above fail within a delay of 30 days after their appointment to appoint the Chairman, then each party may request the first President of the Appeal Court of Tunis to appoint such chairman. The same procedure shall apply if either party abstains from appointing its arbitrator.

- The arbitration shall be conducted in Tunisia.

ARTICLE 26 : Promotional Material Lessee will annually prepare a specification book for a program of promotional and tourist activities.

ARTICLE 27 : Other obligations.
Nona Morello's II, Inc. shall secure and guarantee Lessee's performance under this Agreement.

Lessee shall provide a yearly revolving Letter of Credit so as to maintain the security for Lessee's performance to Owner under this agreement for one year's rent including additional as established by the Agreement.

In the event that payments are not made in accordance with this Agreement, Lessee shall instruct the bank holding the common stock to sell it and pay the proceeds to Owner as liquidated damages. If Lessee fails to instruct the bank holding the common stock within a delay of fifteen (15) days, Owner shall be entitled, upon sending a notice to both Lessee and the bank, to authorize the bank to proceed to the sale of the said common stock.

During the period of lease of the Casino as defined under this Agreement, should the market value of the stock drop below the outstanding balance due, then in that event Lessee commits itself to increase the number of shares of NONA stock in escrow to the amount of shares necessary to maintain a market value equal to the outstanding balance due.

ARTICLE 28: Language and interpretation.
The conditions of the Agreement are drawn in English. It's interpretation should be in conformity with the parties' intention and the technical meaning. The headings in the agreement shall not be used in its interpretation.

The singular includes the plural, the masculine includes the feminine, and vice-versa where the context requires.

If there is a conflict between provisions of the agreement, the last to be written chronologically shall prevail, unless otherwise specified.

ARTICLE 29 : Alterations.
Should circumstances arise which call for modifications of the agreement, these may be made by mutual consent given in writing. Proposals in this respect from any party shall be given due consideration by the other party.

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ARTICLE 30 : Savings Clause.
In the event any provision of this Agreement is inconsistent with or contrary to any applicable law, rule, regulation, code or order said provision shall be deemed to be modified to the extent required to comply with said law, rule, regulation, code or order and as so modified, said provision and this Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, This Agreement is executed in duplicate copies, of like terms and effect, on this day ---------- of ----------------------.

LESSEE :                                /s/  Cleopatra Palace Limited
                                             ----------------------------------
                                             CLEOPATRA PALACE LIMITED


OWNER :                                 /s/  Societe D'Animation et de Loisirs
                                             Touristiques "S.A.L.T."
                                             ----------------------------------
                                             SOCIETE D'ANIMATION ET DE LOISIRS
                                             TOURISTIQUES "S.A.L.T."

GUARANTOR :                             /s/  Nona Morelli's II, Inc.
                                             ----------------------------------
                                             NONA MORELLI'S II, INC.